Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Zeolyst International	Kansas, USA (50%)
Potters Industries, LLC d/b/a Flex-O-Lite	Delaware, USA
PQ International Holdings Inc.	Delaware, USA
PQ Canada Company	Nova Scotia, Canada
PQ Silicas B.V., d/b/a PQ Europe	Netherlands
PNA Partnership, d/b/a Potters Canada	Ontario, Canada
National Silicates Partnership	Ontario, Canada
Silicatos y Derivados, S.A. de C.V. (SIDESA)	Mexico
PQ Germany GmbH	Germany
PQ International C.V.	Netherlands
PQ International Coöperatie U.A.	Netherlands
PQ Silicas Brazil Ltda.	Brazil
PQ Silicas UK Limited	United Kingdom
PT PQ Silicas Indonesia	Indonesia
PQ Silicas South Africa Pty Ltd.	South Africa
Potters Holdings II, LP	Delaware, USA
PQ Corporation	Pennsylvania, USA